520 Madison Avenue, 12th Floor
New York, New York 10022

October 13, 2026

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20459-0506

Re: Rule 17g-1(g) Fidelity Bond Filing for:

- Jefferies Credit Partners BDC Inc. (File No. 814-01684)
- Senior Credit Investments, LLC (File No. 814-01685)

Ladies and Gentlemen:

On behalf of the above-referenced investment funds (the "Funds"), which have elected to be treated as business development companies under the Investment Company Act of 1940, as amended (the "1940 Act"), I am filing the following documents pursuant to Rule 17g-1 under the 1940 Act:

i. a copy of the Funds' insured Fidelity Bond from Berkley Regional Insurance Company showing the current policy period of 10/10/2026 to 10/10/2027;

ii. a copy of the resolutions of the Boards of Directors, a majority of whom are not "interested persons" of the Funds (as defined in the 1940 Act), approving the amount, type, form and coverage of the Fidelity Bond; and

iii. a copy of the Joint Fidelity Bond Agreement entered into by the Funds, providing for the allocation of premiums and minimum level of recoveries among the Funds.

If there are any questions, please contact the undersigned at 212.708.2612.

Very truly yours,

/s/ Adam Klepack
Adam Klepack
General Counsel and Secretary of the Funds

STANDARD BROKER DEALERS (FORM 14) BINDER

QUOTE #: 454402-1	Policy #: BFBD-45005423-23

PRODUCER:	UNDERWRITER:
Brendan Traynor Edgewood Partners Insurance Center 350 Hudson St New York, NY 10014 (212) 295-8610	Pete Verretto Berkley Crime 520 Pike St, Suite 2929 Seattle, WA 98101

ISSUING COMPANY:	RATING INFORMATION:
Berkley Regional Insurance Company 475 Steamboat Rd Greenwich, CT 06830	AM Best: A+ XV Standard & Poors: A+

FIRST NAMED INSURED: Jefferies Credit Partners BDC Inc.

ADDRESS 520 Madison Avenue
New York, NY 10022

POLICY PERIOD: **10/10/2026 to 10/10/2027** (12:01 AM at your Mailing Address above)

AGGREGATE LIMIT: $10,000,000

Insuring Agreement	Single Loss Limit of Liability	Single Loss Deductible
A. Fidelity	$ 5,000,000	$ 0
B. On Premises	$ 5,000,000	$ 25,000
C. In Transit	$ 5,000,000	$ 25,000
F. Counterfeit Currency	$ 5,000,000	$ 25,000
D. Forgery or Alteration	$ 5,000,000	$ 25,000
E. Securities	$ 5,000,000	$ 25,000
Coverage on Partners	Not Covered	Not Covered

Optional Insuring Agreement(s)	Single Loss Limit of Liability	Single Loss Deductible
Computer Systems Fraud	$ 5,000,000	$ 25,000
Fraudulent Transfer Instructions	$ 5,000,000	$ 25,000

Form Number	Form Title
BCR WDC 01 01 15	Berkley Crime We Deliver Cover Page
BCR COV 01 08 18	Berkley Crime Cover Letter
TSB 5062b 10 87	Financial Institution Bond Form 14 Declarations

BCR FIB 00 01 15	Forms Index
SR 5109b 09 07	Adding or Deducting Insureds Rider
SR 6196 12 93	Computer Systems Fraud Insurance Agreement, to add (14,15,25)
BCR FIB 86 12 17	Office of Foreign Assets Control Rider - Endorsement
SR 6180d 07 09	New York
BCR F14 11 12 21	Amend Valuation Rider
BCR F14 12 12 21	Anti-Bundling Rider
BCR F14 15 12 21	Confidential Information Exclusion Rider
BCR F14 17 12 21	Covered Property Rider
BCR F14 18 12 21	Cryptocurrency Exclusion Rider
BCR F14 19 12 21	Delete Limit of Liability Under This Bond and Prior Insurance Rider
BCR F14 20 12 21	ERISA Fraud or Dishonesty Rider
BCR F14 25 12 21	Fraudulent Transfer Instructions Rider
IL 83 19 08 15	Office Of Foreign Assets Control (OFAC) Exclusion Endorsement
BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

BERKLEY CRIME

BERKLEY PREMIUM:	$ 15,785
Commission:	15.00%
Installments:	Annual

Subjectivities:

none

General Comments:

none

TERMS AND CONDITIONS:

1. The premium(s) provided in this proposal is based on the submitted information received to date and is subject to change based upon receipt of the underwriting information requested in the Subjectivities section of this quote proposal.
2. We reserve the right to amend or rescind this document at any time if, upon underwriter review, the requested subjectivities are deemed to be unsatisfactory. Additionally, we reserve the right to amend or rescind this document at any time if the requested subjectivities have not been provided within the noted amount of time.
3. It should not be construed that this document meets or exceeds all terms and conditions requested in the submission. Please review this document carefully.
4. This document is based upon the information provided by you. We reserve the right to amend or rescind this document at any time if there is any material change to the information provided.
5. This document is based on the terms and conditions of the wordings and other endorsements as attached or available upon request.

SIGNED

Pete Verretto
Assistant Vice President, Underwriter

DATED

October 5, 2026

Berkley Crime

a division of Berkley Financial Specialists

| a Berkley Company

EXPERTS FOCUSED ON YOUR PROTECTION. WE DELIVER.


http://

October 5, 2026
Brendan Traynor
Edgewood Partners Insurance Center
350 Hudson St
New York, NY 10014

Re: Jefferies Credit Partners BDC Inc.
Policy # BFBD-45005423-23

Dear Brendan,

Thank you for insuring your account with Berkley Crime. Attached please find a copy of the policy for the above referenced account. In the event of loss, please contact:

Berkley Financial Specialists
Claims Department
901 Dulaney Valley Road, Suite 708
Towson, Maryland 21204
Phone (toll free): (866) 539-3995, Option 3
Fax (toll free): (866) 915-7879
E-Mail: claims@berkleycrime.com

Please feel free to contact me with any additional questions.

Sincerely,

Pete Verretto
Assistant Vice President, Underwriter
PVerretto@berkleyfs.com

PRODUCER
Brendan Traynor
Edgewood Partners Insurance Center
350 Hudson St
New York, NY 10014

Underwritten By
Berkley Regional Insurance Company

Administrative Office:
475 Steamboat Road
Greenwich, CT 06830

Issuing Office:
433 South Main Street, Suite 200
West Hartford, CT 06110

FINANCIAL INSTITUTION BOND
Standard Form No. 14, Revised to October, 1987

Bond No. BFBD-45005423-23

BERKLEY REGIONAL INSURANCE COMPANY
(Herein called Underwriter)

DECLARATIONS

Item 1. Name of Insured (herein called Insured):
Jefferies Credit Partners BDC Inc.

Principal Address:
520 Madison Avenue
New York, NY 10022

Item 2. Bond Period: from 12:01 a.m. on 10/10/2026 to 12:01 a.m. on 10/10/2027
(MONTH, DAY, YEAR) (MONTH, DAY, YEAR)

Item 3. The Aggregate Limit of Liability of the Underwriter during the Bond Period shall be $10,000,000

Item 4. Subject to sections 4 through 11 hereof,

The Single Loss Limit of Liability is $5,000,000

And the Single Loss Deductible is $0

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, Insert "Not Covered.")

Amount applicable to:	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement (D)—FORGERY OR ALTERATION	$5,000,000	$25,000
Insuring Agreement (E)—SECURITIES	$5,000,000	$25,000
Coverage on Partners	Not Covered	Not Covered
Optional Insuring Agreements and Coverages		
Computer Systems Fraud	$5,000,000	$25,000
Fraudulent Transfer Instructions	$5,000,000	$25,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto: BCR FIB 00 01 15

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) BFBD-45005423-22
such termination or cancellation to be effective as of the time this bond becomes effective.

IN WITNESS WHEREOF, Berkley Regional Insurance Company designated herein has executed and attested these presents.

Ira S. Lederman
Director, Senior Vice President and Secretary

W. Robert Berkley, Jr.
Director and President

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and
(b) to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

(B) (1) Loss of Property resulting directly from
(a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or
(b) theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured,
while the Property is lodged or deposited within offices or premises located anywhere.
(2) Loss of or damage to
(a) furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or
(b) such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief.
provided that
(i) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and
(ii) the loss is not caused by fire.

IN TRANSIT

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a) a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or
(b) a Transportation Company and being transported in an armored motor vehicle, or
(c) a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:
(i) records, whether recorded in writing or electronically, and
(ii) Certified Securities issued in registered form and not endorsed, or with restrictive endorsements, and
(iii) Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION

(D) Loss resulting directly from

(1) Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.

(2) transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

SECURITIES

(E) Loss resulting directly from the insured having, in good faith, for its own account or for the account of others

(1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original
(a) Certificated Security,
(b) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,
(c) Evidence of Debt,
(d) Instruction to a Federal Reserve Bank of the United States, or
(e) Statement of Uncertificated Security of any Federal Reserve Bank of the United States

which
(i) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or
(ii) is altered, or
(iii) is lost or stolen;

(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above.

(3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

COUNTERFEIT CURRENCY

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A. Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER OR PURCHASE OF ASSETS—NOTICE

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

(a) has occurred or will occur in offices or premises, or
(b) has been caused or will be caused by an employee or employees of such institution, or
(c) has arisen or will arise out of the assets or liabilities

acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall
(i) give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and
(ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

(iii) upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF CONTROL—NOTICE

C. When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

JOINT INSURED

E. If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED—ELECTION TO DEFEND

F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a) Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b) Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(c) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) represented by an instrument issued in bearer or registered form;

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d) Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e) Employee means

(1) a natural person in the service of the Insured at any of the Insured's offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(2) an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

(3) a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises;

(4) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

(5) each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.); and

(6) a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

(f) Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

(g) Financial Interest in the Insured of the Insured's general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1) as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(a) the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(b) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured

to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2) as respects limited partners the value of such limited partner's(') investment in the Insured.

(h) Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

(i) Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j) Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(k) Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(l) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(m) Negotiable Instrument means any writing

(1) signed by the maker or drawer; and

(2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(3) is payable on demand or at a definite time; and

(4) is payable to order or bearer.

(n) Partner means a natural person who

(1) is a general partner of the Insured, or

(2) is a limited partner and an Employee (as defined in Section 1(e)(1) of the bond) of the Insured.

(o) Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not herein before enumerated.

(p) Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

(1) a description of the Issue of which the Uncertificated Security is a part;

(2) the number of shares or units:

(a) transferred to the registered owner;

(b) pledged by the registered owner to the registered pledgee;

(c) released from pledge by the registered pledgee;

(d) registered in the name of the registered owner on the date of the statement; or

(e) subject to pledge on the date of the statement;

(3) the name and address of the registered owner and registered pledgee;

(4) a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5) the date:

(a) the transfer of the shares or units to the new registered owner of the shares or units was registered;

(b) the pledge of the registered pledgee was registered, or

(c) of the statement, if it is a periodic or annual statement.

(q) Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(r) Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2) of a type commonly dealt in on securities exchanges or markets; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(s) Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

EXCLUSIONS

Section 2. This bond does not cover:

(a) loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d) loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

(e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);

(f) loss resulting from any violation by the Insured or by any Employee

(1) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2) of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i) loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

(k) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

(1) in obtaining credit or funds, or

(2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

(3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

(m) loss through the surrender of Property away from an office of the Insured as a result of a threat

(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2) to do damage to the premises or property of the Insured,

except when covered under Insuring Agreement (A);

(n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(o) loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

(r) loss of Property while

(1) in the mail, or

(2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

except when covered under Insuring Agreement (A);

(s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t) damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(u) all fees, costs and expenses incurred by the Insured

(1) in establishing the existence of or amount of loss covered under this bond, or

(2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v) indirect or consequential loss of any nature;

(w) loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y) loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from

(a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d) any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF—LEGAL PROCEEDINGS
AGAINST UNDERWRITER

Section 5.

(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A)

ASSIGNMENT— SUBROGATION— RECOVERY— COOPERATION

Section 7.

(a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

(c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d) Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall

(1) submit to examination by the Underwriter and subscribe to the same under oath; and
(2) produce for the Underwriter's examination all pertinent records; and
(3) cooperate with the Underwriter in all matters pertaining to the loss.

(e) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirety upon occurrence of any of the following:—(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor—(a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

FORMS INDEX

Forms and Riders Forming Part of this Bond When Issued:	
Form Number and Edition Date	Description of Form or Rider:
BCR WDC 01 01 15	Berkley Crime We Deliver Cover Page
BCR COV 01 08 18	Berkley Crime Cover Letter
TSB 5062b 10 87	Financial Institution Bond Form 14 Declarations
BCR FIB 00 01 15	Forms Index
SR 5109b 09 07	Adding or Deducting Insureds Rider
SR 6196 12 93	Computer Systems Fraud Insurance Agreement, to add (14,15,25)
BCR FIB 86 12 17	Office of Foreign Assets Control Rider - Endorsement
SR 6180d 07 09	New York
BCR F14 11 12 21	Amend Valuation Rider
BCR F14 12 12 21	Anti-Bundling Rider
BCR F14 15 12 21	Confidential Information Exclusion Rider
BCR F14 17 12 21	Covered Property Rider
BCR F14 18 12 21	Cryptocurrency Exclusion Rider
BCR F14 19 12 21	Delete Limit of Liability Under This Bond and Prior Insurance Rider
BCR F14 20 12 21	ERISA Fraud or Dishonesty Rider
BCR F14 25 12 21	Fraudulent Transfer Instructions Rider
IL 83 19 08 15	Office Of Foreign Assets Control (OFAC) Exclusion Endorsement
BCR WDB 01 01 15	Berkley Crime We Deliver Back Page

All other terms, conditions, limitations and exclusions remain unchanged.

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. BFBD-45005423-23 in favor of Jefferies Credit Partners BDC Inc.

It is agreed that:

1. At the request of the Insured, the Underwriter [X] adds [ ] deducts from the list of Insured under the attached bond the following:

Senior Credit Investments, LLC

2. This rider is effective as of 12:01 a.m. on 10/10/2025.

Accepted:

ADDING OR DEDUCTING INSUREDS RIDER

FOR USE WITH ALL FORMS OF BONDS CONTAINING A JOINT INSURED CLAUSE OR RIDER, TO ADD OR DEDUCT JOINT INSUREDS.

REVISED TO SEPTEMBER, 2007

RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No.BFBD-45005423-23 in favor of Jefferies Credit Partners BDC Inc.

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement as follows:

COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

(1) entry of Electronic Data or Computer Program into, or

(2) change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

provided that the entry or change causes

(i) Property to be transferred, paid or delivered,

(ii) an account of the Insured, or of its customer to be added, deleted, debited or credited, or

(iii) an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2. In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(A) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B) Computer System means

(1) computers with related peripheral components, including storage components wherever located,

(2) systems and applications software,

(3) terminal devices, and

(4) related communications networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(C) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

Accepted:

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15 AND 25

ADOPTED DECEMBER, 1993

SR 6196

EXCLUSIONS

(A) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract:

(B) loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C) loss resulting directly or indirectly from

(1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

(2) failure or breakdown of electronic data processing media, or

(3) error omission in programming or processing;

(D) loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer's authentication mechanism;

(E) loss resulting directly or indirectly from the theft of confidential information.

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Liability.

3. The exclusion below, found in financial institution bonds forms 14, and 25, does not apply to the Computer Systems Fraud Insuring Agreement.

"loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);"

4. This rider shall become effective as of 12:01 a.m. on 10/10/2026

RIDER/ENDORSEMENT

To be attached to and form part of Financial Institution Bond, No. or Computer Crime Policy for Financial Institutions, No. BFBD-45005423-23 in favor of Jefferies Credit Partners BDC Inc.

It is agreed that:

1. In accordance with the U.S. Treasury Department's Office of Foreign Assets Control(OFAC) regulations, if it is determined that the Insured hereunder has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payment nor premium refunds may be made without authorization from OFAC.

2. The Office of Foreign Assets Control administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous: foreign agents; front organizations; terrorists; terrorist organizations; and narcotics traffickers; as Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – www.treas.gov/ofac.

This rider/endorsement shall become effective as of 12:01 a.m. on 10/10/2026.

Accepted:

OFFICE OF FOREIGN ASSETS CONTROL RIDER/ENDORSEMENT

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS, 14, 15, 24 AND 25 AND COMPUTER CRIME POLICY FOR FINANCIAL INSTITUTIONS.

ADOPTED NOVEMBER, 2017

RIDER/ENDORSEMENT

To be attached to and form part of Financial Institution Bond or Computer Crime Policy for Financial Institutions, No. BFBD-45005423-23 in favor of Jefferies Credit Partners BDC Inc.

It is agreed that:

1. Part (a) of the section entitled "Termination or Cancellation" of this bond/policy is deleted and cancellation of this bond/policy by the Underwriter/Company is subject to the following provisions:
   a. If this bond/policy has been in effect for 60 days or less, the underwriter/company may cancel this bond/policy by mailing or delivering to the first named Insured written notice of cancellation at least:
      (1) 20 days before the effective date of cancellation if the underwriter/company cancels for any reason not included in paragraph (2) below.
      (2) 15 days before the effective date of cancellation if the underwriter/company cancels for any of the following reasons:
         (i) Nonpayment of premium provided, however, that a notice of cancellation for this reason shall inform the Insured of the amount due;
         (ii) Conviction of a crime arising out of acts increasing the hazard insured against;
         (iii) Discovery of fraud or material misrepresentation in the obtaining of the bond/policy or in the presentation of a claim;
         (iv) After issuance of the bond/policy or after the last renewal date, discovery of an act or omission, or a violation of a bond/policy condition, that substantially and materially increases the hazard insured against, and that occurred subsequent to inception of the current bond/policy period;
         (v) Material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of the bond/policy, that results in the property becoming uninsurable in accordance with our objective, uniformly applied underwriting standards in effect at the time the bond/policy was issued or last renewed; or material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond/policy, that causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond/policy was issued or last renewed;
         (vi) Required pursuant to a determination by the Superintendent that continuation of our present premium volume would jeopardize our solvency or be hazardous to the interest of our policyholders, our creditors or the public;
         (vii) A determination by the Superintendent that the continuation of the bond/policy would violate, or would place us in violation of, any provision of the Insurance Code; or
         (viii) Where the underwriter/company has reason to believe, in good faith and with sufficient cause, that there is a probable risk of danger that an insured will destroy, or permit to be destroyed, the insured property for the purpose of collecting the insurance proceeds. If the underwriter/company cancels for this reason, the first named Insured may make a written request to the Insurance Department, within 10 days of receipt of this notice, to review the cancellation decision. Also, the underwriter/company will simultaneously send a copy of the cancellation notice to the Insurance Department.

NEW YORK STATUTORY RIDER/ENDORSEMENT

FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15, 24 AND 25, AND EXCESS BANK EMPLOYEE DISHONESTY BOND,

STANDARD FORM NO. 28, AND COMPUTER CRIME POLICY FOR FINANCIAL INSTITUTIONS TO COMPLY WITH STATUTORY REQUIREMENTS.

REVISED TO JULY, 2009

b. If this bond/policy has been in effect for more than 60 days, or if this bond/policy is a renewal or continuation of a bond/policy the underwriter/company issued, the underwriter/company may cancel only for any of the reasons listed in paragraph 2. above, provided the underwriter/company mails the first named Insured written notice at least 15 days before the effective date of cancellation. If cancellation is for nonpayment of premium, the notice of cancellation shall inform the Insured of the amount due.

c. The underwriter/company will mail or deliver notice, including the reason for cancellation, to the first named Insured at the address shown in the bond/policy and to the authorized agent or broker.

d. If this bond/policy is canceled, the underwriter/company will send the first named Insured any premium refund due. If the underwriter/company cancels, the refund will be pro rata. If the first named Insured cancels, the refund may be less than pro rata. However, when the premium is advanced under a premium finance agreement, the cancellation refund will be pro rata. Under such financed policies, the underwriter/company will be entitled to retain a minimum earned premium of 10% of the total premium or $60, whichever is greater. The cancellation will be effective even if the underwriter/company has not made or offered a refund.

e. If one of the reasons for cancellation in paragraph a.(2) exists, the underwriter/company may cancel this entire bond/policy, even if the reason for cancellation pertains only to a new coverage or endorsement initially effective subsequent to the original issuance of this bond/policy.

2. Renewal or nonrenewal of this bond/policy by the Underwriter/Company is subject to the following provisions:

a. If the underwriter/company decides not to renew this bond/policy, it will send notice as provided in paragraph c. below.

b. If the underwriter/company conditionally renews this bond/policy subject to a change of limits, change in type of coverage, reduction of coverage, increased deductible, addition of exclusion, or increased premiums in excess of 10% (exclusive of any premium increase due to insured value added, increased exposure units, or as a result of experience rating, loss rating, retrospective rating or audit) the underwriter/company will send notice as provided in paragraph c. below.

c. If the underwriter/company decides not to renew this bond/policy, or to conditionally renew this bond/policy as provided in paragraph 2.b. above, the underwriter/company will mail or deliver written notice to the first named Insured shown in the Declarations at least 60 days, but not more than 120 days, before the expiration date of the bond/policy or, the anniversary date if this is a continuous bond/policy.

d. Notice will be mailed or delivered to the first named Insured at the address shown in the bond/policy and to the authorized agent or broker. If notice is mailed, proof of mailing will be sufficient proof of notice.

e. Notice will include the availability of loss information and the specific reason(s) for nonrenewal or conditional renewal, including the amount of any premium increase for conditional renewal and a description of any other changes.

f. If the underwriter/company violates the provisions of paragraph c. above by sending the first named Insured an incomplete or late conditional renewal notice or a late nonrenewal notice:
(1) prior to the expiration date of the bond/policy, coverage will remain in effect at the same terms and conditions of this bond/policy at the lower of the current rates or the prior period's rates until 60 days after such notice is mailed or delivered, unless the first named Insured, during this 60 day period, has replaced the coverage or elects to cancel; provided, however, that if the insured elects to renew on the basis of a conditional renewal notice and the notice was provided at least thirty (30) days prior to the expiration date of this Policy, then the terms, conditions and rates set forth in the conditional renewal notice shall apply as of the renewal date; or
(2) on or after the expiration date of this bond/policy, coverage will remain in effect at the same terms and conditions of this bond/policy for another required bond/policy period, at the lower of the current rates or the prior period's rates, unless the first named Insured, during this additional required bond/policy period, has replaced the coverage or elects to cancel.

g. The underwriter/company need not send notice of nonrenewal or conditional renewal if the first named Insured, its authorized agent or broker or another insurer of the first named Insured mails or delivers notice

that the bond/policy has been replaced or is no longer desired.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

AMEND VALUATION RIDER

It is agreed that:

The following preamble is added to Conditions and Limitations Section 6., Valuation:

> The value of any loss for purposes of coverage under this bond shall be the net loss to the Insured after crediting any receipts, payments or recoveries, however denominated, received by the Insured in connection with the transaction giving rise to the loss. If the loss involves a loan, any interest or fees received by the Insured in connection with the loan shall be such a credit.

All other terms, conditions, limitations, and exclusions remain unchanged.

POLICY NUMBER: BFBD-45005423-23
NAMED INSURED: Jefferies Credit Partners BDC Inc.
EFFECTIVE DATE: 10/10/2026
DATE OF ISSUANCE: 10/05/2026

BCR F14 12 12 21
RIDER #:

EXPIRATION DATE: 10/10/2027

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

ANTI-BUNDLING RIDER

It is agreed that:

The following is added to the Conditions and Limitations:

ANTI-BUNDLING

If any Insuring Agreement requires that an enumerated type of document be altered or Counterfeit, or contain a signature which is a Forgery or obtained through trick, artifice, fraud or false pretenses, the alteration or Counterfeit or signature must be on or of the enumerated document itself not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

All other terms, conditions, limitations, and exclusions remain unchanged.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

CONFIDENTIAL INFORMATION EXCLUSION RIDER

It is agreed that:

1. The attached bond is amended by adding the following to Conditions and Limitations, Section 2. Exclusions:

   Loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, personal customer information, customer lists, a customer's personally identifiable financial or medical information and intellectual property, whether such confidential information is owned by the Insured or held by the Insured in any capacity including concurrently with another person, provided, however, a loss otherwise covered under this bond shall not be excluded by the fact that access credentials were used to gain access to the Insured's Computer System.

2. The following Section is added to the Conditions and Limitations of this bond:

   As used in this bond, loss does not include expenses arising from a data security breach, including, but not limited to, forensic audit expenses, fines, penalties, expenses to comply with federal and state laws and Payment Card Industry Data Security Standards (if applicable) and expenses related to notifying affected individuals when the affected individuals' personally identifiable financial or medical information was stolen, accessed, downloaded or misappropriated while in the Insured's care, custody or control.

All other terms, conditions, limitations, and exclusions remain unchanged.

POLICY NUMBER: BFBD-45005423-23
NAMED INSURED: Jefferies Credit Partners BDC Inc.
EFFECTIVE DATE: 10/10/2026
DATE OF ISSUANCE: 10/05/2026

BCR F14 17 12 21
RIDER #:

EXPIRATION DATE: 10/10/2027

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

COVERED PROPERTY RIDER

It is agreed that:

The Conditions and Limitations Section 10., Ownership, is deleted in its' entirety and replaced with the following:

COVERED PROPERTY

> This bond shall apply to loss of Property (a) owned by the Insured, (b) held by the Insured in any capacity, or (c) owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

All other terms, conditions, limitations, and exclusions remain unchanged.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

CRYPTOCURRENCY EXCLUSION RIDER

It is agreed that:

1. The attached bond is amended by adding the following exclusion to Section 2. Exclusions-Conditions and Limitations:

   This bond does not cover loss of Cryptocurrency.

2. The attached bond is amended by adding the following to the Bond Conditions and Limitations, Section 3 Definitions:

   Cryptocurrency means a digital or electronic medium of exchange, operating independently of a central authority, in which encryption techniques are used to regulate the generation of units and to verify the transfer of such units from one person to another.

All other terms, conditions, limitations, and exclusions remain unchanged.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

DELETE LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE RIDER

It is agreed that:

The Conditions and Limitations, Section 8. Limit of Liability Under This Bond and Prior Insurance is deleted in its' entirety.

All other terms, conditions, limitations, and exclusions remain unchanged.

POLICY NUMBER: BFBD-45005423-23
NAMED INSURED: Jefferies Credit Partners BDC Inc.
EFFECTIVE DATE: 10/10/2026
DATE OF ISSUANCE: 10/05/2026

BCR F14 20 12 21
RIDER #:
EXPIRATION DATE: 10/10/2027

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

ERISA FRAUD OR DISHONESTY RIDER

It is agreed that:

1. The bond is amended by adding an additional Insuring Agreement as follows:

ERISA FRAUD OR DISHONESTY

Loss incurred by an Employee Benefit Plan named in this bond resulting directly from Fraud or Dishonesty committed by a Covered Person. Coverage afforded by this Insuring Agreement extends only to Employee Benefit Plans named in this bond, and does not extend to Insureds that are not Employee Benefit Plans.

2. For the purposes of the ERISA Fraud or Dishonesty Insuring Agreement, the following definitions are added:

   a. Covered Person means any natural person who is
      i. A trustee, officer, employee, administrator or manager, except an administrator or manager who is an independent contractor, of any Employee Benefit Plan insured under this Insuring Agreement; or
      ii. A director, officer, employee or trustee of a named Insured, but only while that person is handling funds or property of an Employee Benefit Plan insured under this Insuring Agreement;

   but does not include any agent, broker, person leased to the Insured or the Employee Benefit Plan by a labor leasing firm, factor, commission merchant, consignee, independent contractor, or representative of the same general character.

   b. Employee Benefit Plan(s) means any welfare or pension benefit plan the majority of whose beneficiaries are Employees or former Employees of the Insured, listed in the Declarations as an Insured and subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

   c. Fraud or Dishonesty means larceny, theft, embezzlement, forgery, misappropriation, wrongful abstraction, wrongful conversion or willful misapplication, or any other fraudulent or dishonest act, including acts prohibited by title 18, section 1954 of the U.S. Code.

   d. Occurrence means all loss or losses caused by, or involving, any one Covered Person, acting alone or in collusion with others.

3. For the purposes of this Insuring Agreement only, Exclusions (a), (d), (e), (g), (h), (i), (k), (l), (m), (n), (o), (p), (q) and (r) are deleted and the following exclusions are added:

   a. loss resulting from the dishonest or fraudulent acts of a Covered Person if the Insured, or any employee, trustee, fiduciary or plan administrator of an Insured Employee Benefit Plan who is not in collusion with such Covered Person, knows or knew prior to such loss of any prior dishonest or fraudulent act committed by such person, whether in the employment of the Insured or any Insured Employee Benefit Plan or otherwise, whether or not of the type covered under this bond and without regard to whether the knowledge was obtained before or after the commencement of this bond.

   b. loss resulting from the negligence of a Covered Person.

   c. loss resulting from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, personal information, personally identifiable information, customer lists and intellectual property; provided however that this exclusion will not apply to loss

that is otherwise covered under this bond, caused by a Covered Person's access to, use of, or disclosure of confidential information to commit acts of Fraud or Dishonesty.

4. For the purposes of this Insuring Agreement only, the ADDITIONAL OFFICES OR EMPLOYEES – CONSOLIDATION, MERGER OR PURCHASE OF ASSETS – NOTICE General Agreement is deleted and replaced with the following:

   If through consolidation or merger with, or purchase or acquisition of assets or liabilities of, some other entity any additional persons become Covered Persons:

   a. The Insured must give the Underwriter written notice and obtain its written consent to extend this bond to such additional Covered Persons. The Underwriter may condition its consent upon payment of an additional premium; but
   b. For the first 60 days after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities, any insurance afforded for Covered Persons also applies to these additional Covered Persons for acts committed or events occurring within said 60 day period.

5. For the purposes of this Insuring Agreement only, the INSURED'S ERISA PLANS General Agreement is added with the following:

   EMPLOYEE BENEFIT PLANS

   a. It is the responsibility of the Insured to select a Limit of Insurance for the Insuring Agreement that is sufficient to provide a limit that is at least equal to that required under ERISA if each Employee Benefit Plan were separately insured.
   b. Any payment we make to the Insured for loss sustained by any Employee Benefit Plan will be held by the Insured for the use and benefit of the plan(s) sustaining the loss.
   c. If two or more Employee Benefit Plans are insured under this insurance, any payment we make for loss:
      (i) Sustained by two or more Employee Benefit Plans; or
      (ii) Of commingled Property of two or more Employee Benefit Plans;

      that arises out of one Occurrence and cannot be allocated specifically to any one Employee Benefit Plan, is to be shared by each Employee Benefit Plan sustaining loss in the proportion that the limit of insurance required under ERISA for each such Employee Benefit Plan bears to the total of those limits.
   d. Notwithstanding Section 3 of the Conditions and Limitations of this bond, the Underwriter will pay for loss that is sustained by an Insured Employee Benefit Plan prior to the effective date of termination or cancellation of this bond, which is discovered by the Insured within one year following the date of termination or cancellation. However, this extended period to discover loss terminates immediately upon the effective date of any other insurance obtained by the Insured that offers the same coverage afforded by this Insuring Agreement in an amount no less than the minimum amount required under ERISA section 412 and provides coverage for loss sustained prior to its effective date. If this Insuring Agreement is canceled or terminated as to any covered Employee Benefit Plan, this extended period to discover a loss applies separately to that Employee Benefit Plan.
   e. The deductible required by Section 11 of the Conditions and Limitations of this bond shall be applicable to a loss suffered by an Employee Benefit Plan only after that Employee Benefit Plan has received from the Underwriter:
      i. $500,000; or
      ii. $1,000,000, if the employee benefit plan holds "employer securities" within the meaning of section 407(d)(1) of ERISA.

6. The following Condition is added for the purposes of this Insuring Agreement:

   CANCELLATION AS TO ANY COVERED PERSON

   Coverage under this bond is canceled as to any Covered Person:

   a. Immediately upon discovery by any Insured, or by any employee, trustee, fiduciary or plan administrator of an Insured Employee Benefit Plan who is not in collusion with the Covered Person, of any dishonest act committed by that Covered Person whether before or after becoming a Covered Person. Whether such discovery occurs prior to or after commencement of this bond, there is no coverage under the Insuring Agreement for loss or losses resulting from acts committed by that Covered Person after the date of such discovery.

b. On the date specified in a notice mailed to the Insured. That date will be at least 30 days after the date of mailing. The mailing of notice to the Insured at the last mailing address known to the Underwriter will be sufficient proof of notice. Delivery of notice is the same as mailing.

All other terms, conditions, limitations, and exclusions remain unchanged.

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

FRAUDULENT TRANSFER INSTRUCTIONS RIDER

It is agreed that:

1. The following Insuring Agreement is added to the attached Bond:

   FRAUDULENT TRANSFER INSTRUCTIONS

   Loss resulting directly from the Insured having, in good faith, transferred Money on deposit in a Customer's account, or a Customer's Certificated Securities, in reliance upon a fraudulent instruction transmitted to the Insured via telefacsimile, telephone, or electronic mail; provided, however that

   (1) The fraudulent instruction purports, and reasonably appears, to have originated from:
      (a) such Customer,
      (b) an Employee acting on instructions of such Customer; or
      (c) another financial institution acting on behalf of such Customer with authority to make such instructions; and

   (2) The sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and

   (3) The sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and

   (4) The instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and

   (5) For any transfer exceeding the amount set forth in item 8 of this Rider, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured's Written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and

   (6) The Insured preserved a contemporaneous record of the call back, if any, and of the instruction which verifies use of the authorized password, PIN or other security code of the Customer.

2. As used in this Rider, Customer means a natural person or entity which has a Written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction.

3. It shall be a condition precedent to coverage under this Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

4. The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement:

   (a) loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer's password, PIN or other security code; and

   (b) loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless:

(1) each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or
(2) the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured.

5. Liability of the Underwriter under this Insuring Agreement shall be a part of, not in addition to, the Aggregate Limit of Liability of this Bond.

6. For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as Single Loss.

7. The Single Loss Limit of Liability and Single Loss Deductible applicable to loss under this Insuring Agreement are set forth in the Declarations.

8. The amount of any single transfer for which verification via a call back will be required is: $25,000

All other terms, conditions, limitations, and exclusions remain unchanged.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ CAREFULLY

OFFICE OF FOREIGN ASSET CONTROL (OFAC) EXCLUSION ENDORSEMENT

No insurer shall be deemed to provide cover and no insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that insurer to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions laws or regulations of the European Union, United Kingdom or the United States.

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